02052980

Registration No. 0-30858

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Nettron.com, Inc.
(*Translation of registrant's name into English*)

661B Market Hill, Vancouver, BC V5Z 4B5 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F √ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes √ No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): [82-4972]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nettron.com, Inc.

By: ____________________
Name: Douglas E. Ford
Title: Secretary

Date: August 19, 2002

Registration No. 0-30858

FORM 6-K Attachments

1. News Release dated August 16, 2002

Summary

Nettron.com, Inc. announced that it has arranged a non-brokered private placement to provide working capital to the Company.

Via private placement - Nettron will sell up to 1,000,000 shares of the company at US$0.05 each. Proceeds of the financing will be added to the Company's working capital. Certain officers and directors, and their affiliates, may participate in the private placement.

Additionally, Nettron announced that the Company would miss the August 18, 2002 deadline for filing its annual audited financial statements for the period ended March 31, 2002. The company regrets the unavoidable delay, but is confident that the statements will be filed on or before September 4, 2002. Nettron advises that its quarterly statements for the period ended June 30, 2002 should be filed by the August 29, 2002 deadline.

Press Release
For Immediate Release

August 16, 2002

nettron.com

NETTRON ARRANGES PRIVATE PLACEMENT
-Filing of Annual Financial Statements Delayed Until September 4, 2002

Vancouver, B.C. – August 16, 2002 - Nettron.com, Inc. (OTCBB: NTTRF, CDNX: NTT, CUSIP: #64120d102, www.nettron.com) today announced that it has arranged a non-brokered private placement to provide working capital to the Company.

Via private placement - Nettron will sell up to 1,000,000 shares of the company at US$0.05 each. Proceeds of the financing will be added to the Company's working capital. Certain officers and directors, and their affiliates, may participate in the private placement.

Additionally, Nettron announced that the Company would miss the August 18, 2002 deadline for filing its annual audited financial statements for the period ended March 31, 2002. The company regrets the unavoidable delay, but is confident that the statements will be filed on or before September 4, 2002. Nettron advises that its quarterly statements for the period ended June 30, 2002 should be filed by the August 29, 2002 deadline.

Nettron.Com, Inc. (www.nettron.com) is an international e-commerce marketing enterprise that uniquely combines its fee-based internet products and services with traditional ground-based businesses and advertisers. The primary product of Nettron is Cupid's Web, (www.cupidsweb.com) a first of its kind online dating service that is tailored to computer and non-computer users, and offers its membership and business associates a broad range of value added services and profitable co-marketing opportunities.

Statements about the Company's future expectations and all other statements in this press release other than historical facts are "forward looking statements" within the meaning of Section 27A of the *Securities Act of 1933*, Section 21E of the *Securities Exchange Act of 1934* and as that term defined in the *Private litigation reform Act of 1995*. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from the expected results. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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CONTACT NETTRON.COM, INC. • DOUG FORD, DIRECTOR • 604.685.0114